

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Joseph Robert
Chief Executive Officer
Robert Ventures Holdings LLC
2810 N. Church St.
#28283
Wilmington, DE 19802

> **Re: Robert Ventures Holdings LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed April 15, 2024**
> **File No. 024-12331**

Dear Joseph Robert:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 12, 2024, letter.

Amendment No. 3 to Offering Statement on Form 1-A

Description of Business
Digital Assets, page 25

1. We note your revisions addressing the apparent clerical errors referenced in prior comment 17 and partially reissue the comment. Your disclosure in the last paragraph on page 25 continues to state, "The amount of capital deployed will be based on market *reevaluation of its status,* conditions and opportunities available in the market" (emphasis added). We are unclear as to the meaning of the phrase "reevaluation of its status" in the context of this sentence, and its inclusion here appears to be a clerical error, as previously noted in our comment. Please revise to clarify your disclosure, as appropriate, or advise otherwise.

2.   We are unable to locate revised disclosure in response to bullets 2 and 3 in prior comment 4. Please revise your disclosure on page 27 to address the following:
- Describe what "SOC I and SOC II Type II audits" are and disclose how frequently they are conducted; and
- Describe how your independent auditor will verify the existence of your crypto assets held by the custodian.

Staking Process on BitGo, page 27

3.   We note your response and revised disclosure to prior comment 7, including your revised risk factor disclosure at pages 10 – 13. In an appropriate section of the offering circular, please further revise to discuss the internal procedures and policies you will use to determine whether your interest arising from any delegated staking program in which you participate is not itself a "security" under Securities Act Section 2(a)(1).

Management's Discussion and Analysis..., page 31

4.   We note your response to prior comment 2. We note that the table on page 30 refers to loan numbers. Please revise to make it clear that you are referring to the loans as numbered starting on page 31. Further, it appears that three of the loans, Blanket, Cobia, and Rampart, have expired or are about to expire. Please revise your disclosure to clarify the status of these loans, including clear disclosure for each as to how you have either paid off these loans or renegotiated the terms, including whether you have renegotiated. It does not appear that you will be able to withdraw any additional funds from the loans that have later expiration dates as they appear to be fully withdrawn.

Part III - Exhibits, page 38

5.   Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Financial Statements, page F-1

6.   Please update your financial statements and any related financial information in an amended offering circular in accordance with Part F/S, paragraph (c)(1) of Form 1-A.

7.   We note your response to comment 10. Rule 2-01 of Regulation S-X prohibits an auditor from providing compilation services during the audit and professional engagement period. The audit and professional engagement period for your December 31, 2022 financial statements extends through the date the audit opinion was issued on August 15, 2023. Given that SD Associates P.C. was engaged to compile interim financial statements for the six-month period ended June 30, 2023 on August 11, 2023, which is prior to the audit opinion issuance, they provided prohibited services during the 2022 audit and professional engagement period. As a result, SD Associates is not in compliance with Rule 2-01 of Regulation S-X. Please amend your offering statement to include audited financial

statements as of and for the period ended December 31, 2022 from a firm that complies with the auditor independence standards outlined in Rule 2-01 of Regulation S-X. Furthermore, we note that SD Associates P.C. is also not independent for the year ended December 31, 2023 given that they provided compilation services for the six-month period ended June 30, 2023..

Statements of Members Equity, page F-14

8. We note your response to comment 12 and reissue the comment in its entirety. Please revise the Statement of Members Equity to separately present activity related to the components of members' equity (i.e. Members' equity Robert Ventures Holdings LLC and Non-controlling interest) in order to roll forward such amounts consistent with the ending balances in the corresponding balance sheet. For instance, your disclosure should reflect the beginning balance of each component, the current period impacts for activity such as capital contributions and withdrawals, as well as net (loss) attributable to both Robert Ventures Holdings and non-controlling interests, and the corresponding ending balance as reflected elsewhere in your financial statements. Refer to Rules 8-03(a)(5) and 3-04 of Regulation S-X.

General

9. We note that the contents of your website are testing the waters materials. Please revise the link to the "Current Preliminary Offer" to the current version of the offering circular.

10. We note your response to prior comment 15, and we reissue the comment. To clarify, comment 15 requested analyses of the Company's *current* operations and balance sheet, *not* with respect to future operations or the Company's balance sheet upon investment of offering proceeds. We note, for example, that the consolidated balance sheet, dated December 31, 2022, included $970,264 of "cash and cash equivalents" and $983 of "interest receivable," while the Company's June 30, 2023, balance sheet also included "Property held for investment." Comment 15—among other things—prompted the Company to describe these assets in the context of its status analysis under the Investment Company Act of 1940. Please provide these analyses as of the Company's *most recent fiscal quarter ended*.

11. We note you have revised your disclosure to indicate that you intend to "focus a majority of [your] investments in the acquisition of real estate…." Please clarify whether, in these and similar references to the acquisition of "real estate," you reference the direct acquisition of fee simple interests in real estate, rather than, for example, interests in partnerships or limited liability companies that themselves own fee simple interests in real estate. To the extent that you do, in fact, mean to indicate that the Company will itself acquire fee simple interests in real estate, please update relevant disclosure in the offering circular to clarify this intent.

12. We note in several instances that your cross-references do not match to the actual page number. As examples only, we note the following:

- The forepart of your offering statement includes several references to the "Risk Factors" section "beginning on page 7 of this offering circular." However, this section begins on page 3 of the offering circular.
- On page 11, your disclosure references the section headed "Staking Process on BitGo" as "outlined on page 29." However, such disclosure is included on page 27 of the offering circular.
- On pages 25 and 28, your disclosure references the section headed "Use of Delegated Staking Activities in Crypto Assets and Associated Risks" as disclosed "on page 12." However, such disclosure begins on page 10 of the offering circular.

Please update your cross-references to include correct page numbers, including in any subsequent amendments to your filing going forward. Similarly, for any subsequent amendments to your filing, please update your table of contents to include correct page numbers

Please contact Kristina Marrone at 202-551-3429 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Arden Anderson, Esq.